UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

  For the month of June, 2007

  Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_|   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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        Taro Schedules Shareholders Meeting on Merger with Sun


    HAWTHORNE, N.Y.--(BUSINESS WIRE)--June 12, 2007--Taro Pharmaceutical Industries Ltd. ("Taro," the "Company," Pink Sheets:
TAROF) today announced that it has scheduled an Extraordinary General Meeting of the Shareholders of Taro, a class meeting of the holders of the Company's Ordinary Shares, and a class meeting of the holders of the Company's Founders' Shares, to be held on July 23, 2007 at 10:00 a.m., 11:00 a.m., and 12:00 noon Israel time, respectively (collectively, the "Meetings"). The Meetings will be held in Tel Aviv, Israel at the offices of Yigal Arnon & Co., 1 Azrieli Center, 47th Floor. At the Meetings, shareholders will be asked to approve and adopt the previously announced agreement of merger, dated May 18, 2007, between the Company and Aditya Acquisition Company Ltd., an Israeli Company and a wholly owned subsidiary of Alkaloida Chemical Company Exclusive Group Ltd. ("Alkaloida"), a subsidiary of Sun Pharmaceutical Industries Ltd. ("Sun," Reuters: SUN.BO, Bloomberg:
SUNP IN, NSE: SUNPHARMA, BSE: 524715). Shareholders of record as of the end of the business day in Israel on June 13, 2007 will be entitled to receive notice of, and to vote at, the Meetings.

    If the merger is approved by Taro's shareholders, Taro will become a wholly owned subsidiary of Alkaloida, and the holders of each outstanding Ordinary Share of Taro will receive US$7.75 per share in cash, without interest and less any applicable withholding tax. No consideration shall be payable to the holders of the Company's Founders' Shares in exchange for their Founders' Shares or their interest in Taro Pharmaceuticals U.S.A., Inc., a subsidiary of the Company.

    The Notice and Proxy Statement associated with the Meetings is available at www.sec.gov, the website of the U.S. Securities and Exchange Commission, and also at Taro's website, www.taro.com. Proxy materials will be sent to all shareholders of record.

    Persons who have questions regarding the Meetings, need additional copies of the proxy materials, or need assistance in voting, should call Innisfree M&A Incorporated, Taro's proxy solicitor, toll-free at 877-717-3926 (from the United States and Canada) or 412-232-3651 (from other locations). (Banks and brokers may call collect at 212-750-5833.)

    About Taro and Sun

    Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

    Established in 1982, listed since 1994, and headquartered in India, Sun Pharmaceutical Industries Ltd. is an international, integrated specialty pharmaceutical company. It manufactures and markets bulk drugs (APIs) and a large basket of pharmaceutical formulations as branded generics as well as generics in India, the U.S., and several other markets across the world.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company "believes," or "expects" to happen, or similar language, and statements with respect to the various transactions with Sun and its subsidiaries described in this press release, all of which are contingent and subject to various conditions. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include failure to consummate the agreements with Sun, actions of the Company's lenders, creditors and Sun, general domestic and international economic conditions, industry and market conditions, slower than anticipated penetration of new markets, changes in the Company's financial position, the outcome of current litigation by Franklin Advisers, Inc. and Templeton Asset Management Ltd., other litigation that may arise in any court in Israel, the United States, or any country in which Taro or Sun operate, regulatory actions and legislative actions in the countries in which Taro operates, future demand and market size for products under development, marketplace acceptance of new or existing products, either generic or proprietary, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.


    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             Vice President, Corporate Affairs


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 13, 2007

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

                                             By:  /s/ Tal Levitt
                                                  ------------------------------
                                                  Name: Tal Levitt
                                                  Title: Director and Secretary